Mail Stop 4561

February 5, 2009

Harshawardhan Shetty
Chief Executive Officer
Firefish, Inc.
533 47th Road
2nd Floor
Long Island City, NY 11101

> **Re:** **Firefish, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 9, 2009**
> **File No. 333-156637**

Dear Mr. Shetty:

On January 23, 2009, we issued an oral comment to your legal counsel, Mr. Dariyanani, informing him that the above-referenced registration statement did not include the required delaying amendment. You filed the necessary delaying amendment on January 27, 2009, after which we proceeded with our review. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your filing as necessary to provide the financial statements required by Rule 8-08 of Regulation S-X.

2.   Where securities being registered are being offered for the account of security holders, you must name each such security holder, indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant (or any of its predecessors or affiliates), and state the amount of securities of the class owned by such security holder prior to the offering, the amount to be offered for the security holder's account, the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. Amend your registration statement to include the information required by Item 507 of Regulation S-K. Refer to Item 7 of Form S-1.

Cover Page

3.   Please revise the cover page of your prospectus to set forth the price to the public for all the securities being offered. Refer to Item 501(b)(3) of Regulation S-K. We note your statement that the "Company" will offer shares for sale at a fixed price of $1.00. However, it is unclear what the sales price is for the 3,155,555 shares being offered by your selling shareholders and the 1,000,000 shares underlying your warrants. Additionally, please clarify whether your primary and secondary offerings will be conducted concurrently.

4.   Here and elsewhere throughout your prospectus you state that the Over the Counter Bulletin Board is "maintained by NASD." Please note that the OTCBB is maintained by FINRA.

Plan of Distribution, page 67

5.   Your plan of distribution only discusses 3,000,000 of the shares included in your registration statement. Revise your plan of distribution to cover all securities being registered. Refer to Item 508(c) of Regulation S-K.

Signatures, page 76

6.   The registration statement must be signed by, among others, your principal financial officer and controller (or principal accounting officer). Please clarify whether Mr. Shetty is signing in these capacities.

7.   Please amend the preamble to your signatures to conform to that which is set forth in the Signatures section of Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (415) 358-5548
        Jonathan Dariyanani, Esq.
        Zoma Law Group, LLC